Exhibit 4.2

Bank of America	Colleen M. O'Brien Vice President Bank of America One East Avenue Mail Code NY7 144 10 03 Rochester, New York 14638 585-546-9362 tel 585-546-9278 fax colleen.m.o'brien@bankofamerica.com

June 10, 2005

Thomas J. Weldgen
Chief Financial Officer
CPAC, Inc.
2364 Leicester Road
P.O. Box 175
Leicester, New York 14481

Dear Tom:

Thank you for meeting with us last week and reviewing your fiscal 2006 Budget with the team. This letter is in response to your request for written confirmation of Bank of America's intentions regarding financial covenants and maturity dates related to the Letter of Credit and Loan Facility. Below I have summarized terms that the Bank is willing to incorporate in a formal Waiver and Amendment document. Please review at your convenience and let me know if you have any questions and if this letter satisfies your requirements. With your concurrence, we will proceed to engage counsel in the drafting of a Waiver and Amendment document.

The proposed terms of the Waiver and Amendment are as follows:

1.     The Loan Facility shall be reduced to $3,000,000 from $5,000,000.

2.     The maturity date of the Letter of Credit and Loan Facility shall be extended for a period of two years to October 31, 2007.

3.     Section 7.1 Net Worth shall be amended to reflect the following minimum amounts:

3/31/05	6/30/05	9/30/05	12/31/05	3/31/06
Waive	$37,500,000	$37,500,000	$37,500,000	$37,500,000

In addition, beginning with fiscal 2007, required Minimum Net Worth shall be $37,500,000 plus 25% of net income for fiscal 2006 and subsequent years.

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4.     Section 7.2 Funded Debt to Cash Flow Ratio shall be waived/amended as follows:
3/31/05	6/30/05	9/30/05	12/31/05	3/31/06 and thereafter
Waive	Waive	3.00x	3.00x	2.50x

In addition, the definition of Cash Flow shall be amended to add back the non cash portion of the write down of the investment in Management Cleaning Controls taken in the fourth quarter ended 3/31/05.

5.     Section 7.3 Debt Service Coverage Ratio shall be waived/amended as follows:

3/31/05	6/30/05	9/30/05	12/31/05	3/31/06 and thereafter
Waive	Waive	1.15x	1.50x	1.50x

6.     A new covenant shall be added: Minimum Domestic Liquidity of $2,000,000, consisting of cash and readily marketable securities, to be maintained in the U.S. at all times.

7.     Due and payable upon execution of the Waiver and Amendment are the following: (i) an amendment fee of 25 basis points on the combined amount of Letter of Credit and Loan Facility ($22,900), and (ii) a Loan Facility renewal fee of 25 basis points ($7,500).

        CPAC shall receive pro rata credit of the combined fees in #7 above toward the upfront fee related to any acquisition-related refinance of the Loan Facility by Bank of America, if such refinance occurs within 2 years of the payment of fees in #7 above.

8.     CPAC shall agree to pay legal fees of counsel to the Bank.

BANK OF AMERICA, N.A.	CPAC, INC
/s/ Colleen M. O'Brien By: Colleen M. O'Brien Title: Vice President	By:/s/ Thomas J. Weldgen Title:VP Finance &CFO

Attest:/s/ James W. Pembroke Title:Chief Accounting Officer

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